FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 26, 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 26, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 26, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

EMBARGOED UNTIL 7.00am GMT 26 JANUARY 2005

ARM HOLDINGS PLC – PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

32% growth in year-on-year dollar revenues. Strong bookings drive order backlog approximately 30% higher at the end of 2004 compared to the end of 2003

CAMBRIDGE, UK, 26 January 2005—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the fourth quarter and twelve months ended 31 December 2004

HIGHLIGHTS (Figures in US GAAP)

Fourth quarter ended 31 December 2004

Note: The acquisition of Artisan Components, Inc. was completed on 23 December 2004. The Q4 profit and loss account reported below does not include any material trading results in respect of Artisan. However, the balance sheet at 31 December 2004 does reflect the acquisition of Artisan. References to the order backlog at 31 December 2004 relate to legacy ARM business only. Comparisons in this statement to Q3 2004, Q4 2003 and full year 2003 results are also to ARM legacy business only.

  Revenues at £41.5 million, up 5% sequentially from £39.4 million in Q3 2004 and up 22% year-on-year from £34.0 million in Q4 2003. Dollar revenues* up 7% sequentially to $74.7 million from $70.1 million in Q3 2004 and up 31% from $57.0 million in Q4 2003

  License revenues in Q4 increased to £16.2 million from £14.6 million in Q3 and in dollar terms* increased to $28.8 million compared to $25.6 million in Q3. 19 licenses for microprocessor cores signed in the quarter compared to 12 in Q3. Four new partners signed licenses in the quarter

  ARM stand-alone order backlog up some 15% sequentially and up approximately 30% at the end of 2004 compared to the end of 2003

  Royalty revenues increased to £16.3 million with record shipments of 367 million units, up from £16.0 million and 341 million units in Q3 2004. Dollar royalties* were $29.4 million in Q4 compared to $28.6 million in Q3

  Total operating expenses in Q4 of £34.4 million, including total non-recurring and acquisition-related charges of £8.2 million, compared to £25.2 million in Q3

  Operating margin in Q4 of 8.2% compared to 3.5% in Q4 2003. Operating margin, excluding non-recurring and acquisition-related charges of £8.2 million, at 28.0%(see note 6.1) compared to 30.0%(6.2) in Q3 2004, before acquisition-related charges of £0.4 million, and 22.4% (6.3), before non-recurring and acquisition-related charges of £6.4 million, in Q4 2003

  Income before income tax at £5.3 million compared to £2.5 million in Q4 2003. Income before income tax, excluding non-recurring and acquisition-related charges of £8.2 million, at £13.5 million, compared to £13.7 million, excluding £0.4 million acquisition-related charges, in Q3 2004, and £8.9 million, before non-recurring and acquisition-related charges of £6.4 million, in Q4 2003

  Net cash generation*** in the quarter, before cash costs of £126.2 million related to the acquisition of Artisan, of £10.1 million (6.5). Consolidated cash position of £142.8 million (6.4) at 31 December 2004. Further fees and expenses related to the acquisition of Artisan of approximately £14 million are expected to be paid subsequent to 31 December 2004 giving an adjusted cash position of the enlarged group of £128.8 million (equivalent to $247 million at year end exchange rates) at the start of 2005

  Earnings per fully diluted share in Q4 of 0.4 pence (2.4 cents per ADS****) compared to a loss per share of 0.04 pence (loss of 0.2 cents per ADS****) in Q4 2003. Earnings per fully diluted share in Q4 2004, before non-recurring and acquisition-related charges of £8.2 million, at 1.2 pence (6.6) (6.8 cents per ADS****) (Q3 2004: 1.0 pence (6.7) and 5.2 cents) compared to 0.6 pence(6.8) (3.1 cents per ADS****), before non-recurring and acquisition-related charges of £6.4 million, in Q4 2003

Twelve months ended 31 December 2004

  Total reported revenues of £152.9 million, compared to £128.1 million in 2003. Dollar revenues* were $272.4 million in 2004, up 32% on 2003. At the 2003 average exchange rate of $1.64, the 2004 revenues would have been £166.1 million**

  Income before income tax in 2004 at £38.5 million compared to £22.0 million in 2003. Income before income tax, excluding non-recurring and acquisition-related charges of £8.7 million, at £47.2 million, up from £28.4 million, before non-recurring and acquisition-related charges of £6.4 million, in 2003

  Earnings per fully diluted share in 2004 of 2.7 pence (15.4 cents per ADS****) compared to 1.3 pence (6.8 cents per ADS****) in 2003. Earnings per fully diluted share in 2004, before non-recurring and acquisition-related charges of £8.7 million, at 3.5 pence(6.9) (20.1 cents per ADS****) compared to 1.9 pence (6.10) (10.1cents per ADS****), before non-recurring and acquisition-related charges of £6.4 million, in 2003

  Board recommends payment of a final dividend of 0.42 pence per share in respect of 2004, giving a full year dividend of 0.7 pence per share, up 17% on 0.6 pence per share in 2003

* Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 90% of invoicing is in dollars.
** The actual average dollar exchange rates were $1.87 in Q4 2004 (compared to the effective average rate for ARM of $1.80), $1.82 in Q3 2004 and $1.64 in full year 2003
*** Net cash generation is the movement in cash, cash equivalents, short-term investments and long-term marketable securities as per the balance sheets at the beginning and end of the relevant periods
**** Each American Depositary Share (ADS) represents three shares

Commenting on the fourth quarter and full year results, Sir Robin Saxby, Chairman, said:

“We are delighted that a year of strong operational performance for ARM was concluded with the completion of our merger with Artisan. I would like to thank the management and employees of both companies who worked tirelessly to make the merger happen. The combination of ARM® microprocessor IP with the physical IP provided by Artisan accelerates ARM’s momentum towards becoming the architecture for the digital age. We also are pleased that the ARM Board has been strengthened by the appointment of 4 new directors; their knowledge and experience will be invaluable assets.”

Warren East, Chief Executive Officer, added:

“32% year-on-year growth in dollar revenues in 2004 and the positive trend in our order backlog indicate that the ARM stand-alone business is in robust shape. We look forward to 2005 with confidence as we start to realise the benefits arising from the merger with Artisan at the end of last year. Against a likely flatter trading environment in our industry, we expect dollar revenues in the underlying businesses to grow by at least 20% in 2005.”

Tim Score, Chief Financial Officer, added:

“Again in Q4, revenue growth and careful cost control have combined to yield strong cash generation from ARM’s business. We were also particularly encouraged by the strong sequential improvement in licensing revenues, demonstrating that ARM continues to develop a broad range of new technologies which bring real benefit to the ARM Connected Community and end customers.”

Operating review

Market conditions, current trading and prospects
After strong year-on-year growth for the semiconductor industry in 2004, current expectations for 2005 are that there will be little or no growth over 2004. Despite this likely flatter trading environment, we expect 2005 to be a year of growth in dollar revenues for the company.

Both the former ARM and Artisan stand-alone businesses enter 2005 with healthy order backlogs and sales pipelines which underpin licensing revenues this year. In addition, both companies continue to enjoy good momentum in royalty revenues based on the increasing adoption of ARM and Artisan technology by semiconductor and OEM companies in recent years. The healthy order backlog and sales pipeline and strong momentum in royalty revenues gives confidence that dollar revenues in both underlying businesses are capable of growing by at least 20% in 2005.

The group remains exposed to any further weakening in the US dollar against sterling given that more than 90% of total group revenues are earned in US dollars. Following the acquisition of Artisan, approximately 45% of the group’s cost base will be incurred in US dollars, compared to approximately 25% for ARM prior to the acquisition of Artisan.

Licensing and product development
Taking into account the 19 licenses for microprocessor cores that were signed in Q4 2004, a total of 65 licenses were signed in 2004 (compared to 51 licenses in 2003), comprising 31 multi-use licenses and 34 per-use licenses. Of the 65 licenses signed in 2004, 15 were for products in the ARM11™ family, 31 were for products in the ARM9™ family, 15 were for products in the ARM7 family, 3 were for next-generation ARM processors and one was an architecture license. 15 companies became new ARM partners in the year, bringing the total number of semiconductor partners at the end of 2004 to 140. Of the 15 new partners signed in 2004, 2 took multi-use licenses and 13 took per-use licenses.

Licensing activity in 2004 demonstrates both the breadth of ARM’s technology offer as well as the longevity of the products. For example, our partners have now been licensing products in the ARM7 family for more than 11 years, including an incremental 13 ARM7 family licenses in 2004. We expect that licensing of ARM7 family products will continue for some time, demonstrating the relevance of having leading-edge technology at all performance points in the embedded microprocessor space.

Licensing of products in the ARM11 family continues to gather momentum with a further 15 licenses being signed in 2004, making a total of 25 licenses signed to date. As ARM11 products move into the mainstream licensing phase, it is encouraging that licensing of the next generation of ARM technology has commenced in 2004. We have now signed 3 lead partners for our “Tiger” product. Other new technologies planned for delivery in 2005 are now available for licensing. Further details of these products will be disclosed later in 2005.

The strong licensing performance has driven a further increase in the order backlog in the quarter, resulting in backlog at the end of Q4 being up some 15% sequentially and being approximately 30% higher than at the end of 2003.

Revenues from licensing of products other than microprocessors comprised 18% of total license revenues in 2004, compared to 17% in 2003.

Following the acquisition of Adelante Technologies N.V., now ARM Belgium, in 2003, we formally announced the launch of our OptimoDE™ embedded signal processing technology in May 2004. This new technology, having undergone a series of rigorous benchmarking evaluations by our partners and potential partners, is now beginning to generate license revenues. In November 2004, we announced that Thomson had licensed our OptimoDE Data Engine for the development of broadcast video processing integrated circuits (ICs) and in January 2005, we announced that LG Electronics had licensed the OptimoDE solution for use in its video encoding and decoding product lines, with the first LG product scheduled to benefit from the technology being an H.264 based high-definition digital television. ARM has introduced this disruptive technology to address the processing requirements of very data-intensive applications across all end markets, which are often outstripping the capabilities of general-purpose digital signal processors (DSPs). The OptimoDE product, which comprises a configurable data engine (signal processor) together with related IP and tools, will be deployed in systems alongside existing ARM microprocessor cores and other ARM technology, including the electronic system level (ESL) design tools from Axys, acquired in August 2004.

The acquisition of Axys, a provider of fast, accurate, integrated, processor and system modelling and simulation solutions, brings ESL expertise to our RealView® design tools portfolio. Axys’ ESL products reduce overall system costs by allowing designs to be modelled early in the development cycle, decreasing time-to-market and minimising design errors.

In the second quarter 2004 we established an embedded software group within ARM to capitalise on the opportunities we see to generate revenues from software. This team will drive growth in embedded software revenue, building on the strong foundation of the existing Jazelle® acceleration technology, Intelligent Energy Manager (IEM) technology, TrustZone™ security software and Swerve (co-developed with Superscape Group plc) technologies and bring more focus to the development of enabling software technology to support further growth of microprocessor and physical IP licensing, development systems and data engines revenues.

Royalty revenues and unit shipments
Royalty revenues have grown strongly in 2004. Royalty revenues earned in 2004 were £59.6 million on 1,272 million units shipped compared to £44.3 million on 782 million units shipped in 2003. Dollar royalty revenues earned in 2004 were $107.1 million, up 50% on 2003 compared to the increase in year-on-year unit shipments of 63%. Over the last 3 years average royalty rates per unit have been 8.4 cents in 2004, 9.1 cents in 2003 and 8.3 cents in 2002, indicating that whilst average royalty rates may move up or down in the short term, they have tended to remain stable over a longer period.

Royalty revenues recognised in the quarter ended 31 December 2004 (we receive and report royalty data one quarter in arrears) were $29.4 million on 367 million units shipped, up 37% and 56%, respectively, on the same period a year ago. The average royalty rate per unit reported in the fourth quarter was 8.0 cents compared to 8.4 cents per unit in the third quarter. The sequential reduction in average royalty rate is due to several of our partners shipping higher volumes of more mature ARM7 and ARM9 family-based product in the third quarter. Of the total unit shipments reported in the fourth quarter, 24% related to units based on ARM9 family technology. As products based on the older ARM9 family technologies have only been shipping for a relatively short period, a number of our partners are moving through volume-related price breaks that is having an impact on the weighted average royalty rate. Unit shipments based on the ARM926EJ-S™ microprocessor accounted for approximately 3% of total shipments in the quarter. The proportion of ARM926EJ-S processor-based devices is expected to increase over the next several quarters.

In 2004, the proportion of total unit shipments accounted for by the wireless segment was 68%, representing 868 million units. The 32% relating to the aggregate shipments in all sectors other than wireless represents 405 million units in 2004, more than triple the 119 million units shipped in 2002, demonstrating the increasing penetration of ARM technology in the full range of digital products. In 2004 unit shipments have grown strongly across all segments with particularly strong growth in the microcontroller, storage and consumer segments.

Acquisition of Artisan Components, Inc.
The acquisition of Artisan was completed on 23 December 2004. The combination of ARM and Artisan’s complementary product portfolios, sales channels and customer bases allows the combined company to provide one of the broadest offerings of system-on-chip (SoC) IP to their expanded customer base. The combination of ARM and Artisan’s complementary and innovative business models is expected to generate revenue benefits, some cost savings from the consolidation of selected corporate functions, an attractive margin structure and strong cash flow generation.

From a technology standpoint, the combined company will seek to leverage Artisan’s expertise in designing physical IP components, essential building blocks of ICs, with ARM’s complementary expertise in designing microprocessors. As a result, alongside the physical IP available for use with third party microprocessors, the combined company will be able to develop IP components that are highly optimised for use in and with ARM microprocessor cores. The opportunities for tighter integration and finer tuning of the IP components with the microprocessor cores has the potential to produce substantial benefits for end users, such as reduced power consumption and increased processor speed.

The integration of the two businesses is proceeding as planned. The former Artisan business now forms the Physical IP division of ARM, with one unified worldwide sales force being responsible for selling the full range of products offered by the combined company. ARM’s office in Los Gatos, California will close in March 2005, with employees relocating to Artisan’s Sunnyvale facility, the new headquarters for ARM in the US.

Good momentum was maintained in the Artisan business during the fourth quarter with total bookings being consistent with the levels achieved in recent quarters. In anticipation of the acquisition of the company by ARM, Artisan elected to carry forward as much backlog as possible into 2005. Total revenues in the quarter were $15 million, comprising license revenues of $7 million and royalty revenues of $8 million. A significant proportion of engineering effort in the quarter was directed towards research and development projects and technical marketing activity, rather than converting order backlog into revenue. As a result of the good bookings in the quarter and the decision not to convert backlog into revenue, the backlog at 31 December is well ahead of the prior quarter.

Board changes
Mark Templeton and Lucio Lanza joined the Board on completion of the acquisition of Artisan on 23 December 2004. Mark Templeton, the former Chief Executive Officer of Artisan, has become the General Manager of ARM’s Physical IP division and an executive director of ARM Holdings plc. Lucio Lanza, the former Chairman of Artisan, is serving as a non-executive director.

On 4 January 2005, ARM announced the appointments of Simon Segars as an executive director and Philip Rowley as an independent non-executive director.

Simon Segars joined ARM’s engineering team in 1991. He has worked on many ARM CPU products and has held a number of engineering management positions. In January 2002 he was appointed Executive Vice President, Engineering and in January 2004 became Executive Vice President, Worldwide Sales.

Philip Rowley is President and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from August 1998 to March 2001. Prior to that his roles have included Executive Vice President and Chief Financial Officer of EMI Music Worldwide.

These appointments recognise the valuable contribution that Simon is already making to the direction of the business and Philip’s broad industry experience which will further strengthen the non-executive team.

People
ARM had 1,171 full time employees at the end of 2004 including 347 employees who joined the group as part of the Artisan acquisition. At the year-end, the group had 546 employees based in the UK, 454 in the US, 79 in Continental Europe, 51 in India and 41 in the Asia Pacific region.

Legal matters
In May 2002, Nazomi Communications, Inc. filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgement and a ruling that the accused technology does not infringe. In September 2003, the United States District Court of Northern California granted ARM’s motion, holding that the accused technology does not infringe Nazomi’s patent. Nazomi appealed the District Court’s ruling. On 7 September 2004, the Court of Appeals for the Federal Circuit heard the appeal and the decision of the Court is expected in the first half of 2005. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

Financial review (US GAAP unless otherwise stated) Fourth quarter ended 31 December 2004

Total revenues
Total revenues for the fourth quarter ended 31 December 2004 amounted to £41.5 million, representing a 5% increase from £39.4 million in the third quarter of 2004 and a 22% increase over fourth quarter 2003 revenues of £34.0 million. In US dollar terms*, fourth quarter revenues of $74.7 million were 7% up on Q3 2004 and 31% up on Q4 2003. The effective US dollar to sterling exchange rate for ARM in Q4 2004 was $1.80 compared to $1.78 in Q3 2004 and $1.68 in Q4 2003.

License revenues
License revenues amounted to £16.2 million representing 39% of revenues compared to £14.6 million or 37% of revenues in the third quarter of 2004 and £12.9 million or 38% of revenues in Q4 2003. In US dollar terms*, license revenues of $28.8 million in Q4 2004 were 13% ahead of the $25.6 million reported in Q3 2004.

Nineteen licenses for microprocessor cores were signed in the fourth quarter of 2004. Four new partners took a total of five per use licenses; four to the ARM926EJ-S processor and one license to the ARM922T™ processor.

Nine existing partners took licenses to a further 14 cores, comprising 3 derivatives from the ARM7 family, 5 derivatives and 1 upgrade to the ARM9 family, 3 upgrades to the ARM11 family and 2 upgrades to next-generation ARM cores.

Royalty revenues
Royalty revenues in the fourth quarter were £16.3 million accounting for 39% of revenues compared to £16.0 million or 40% of revenues in the third quarter of 2004 and £12.8 million or 38% of revenues in Q4 2003.

Development Systems and Service revenues
Sales of development systems were £5.6 million, representing 14% of total revenues compared to £5.3 million or 14% of total revenues in the third quarter of 2004 and £4.0 million or 12% of revenues in the fourth quarter of 2003. In US dollar terms, development systems revenues were $10.4 million this quarter compared to $9.7 million in Q3. Service revenues were £3.4 million, representing 8% of total revenues, comprising consulting fees of £0.2 million and support, maintenance and training fees of £3.2 million compared to total service revenues of £3.5 million in the third quarter of 2004 and £4.3 million for the corresponding period in 2003.

Gross margins
Gross margins for the fourth quarter were 91.0%, compared to 92.8% in Q3 2004 and 90.6% in Q4 2003. The decrease from Q3 reflects the increased proportion of license revenues in the fourth quarter earned from our strategic relationship with Imagination Technologies for licensing of 3D graphics technology.

Operating expenses
Total operating expenses in the quarter were £34.4 million compared to £25.2 million in the third quarter of 2004 and £29.6 million in Q4 2003. Operating expenses in Q4 2004 include total non-recurring and acquisition-related charges of £8.2 million, being £3.3 million for the write-off of in-process research and development costs on the acquisitions of Artisan and Axys, £0.4 million related to the amortisation of intangible assets arising on acquisitions and £4.5 million in respect of a technology license agreement (see below). Excluding non-recurring and acquisition-related charges, total operating expenses in the quarter were £26.2 million.

In November 2004, ARM entered into a technology license agreement whereby ARM will pay $13.3 million in four equal, semi-annual installments over the next two years. The first installment of $3.3 million was paid in Q4 2004. For accounting purposes, the agreement is deemed to comprise a retrospective element amounting to $8.6 million (£4.5 million), which has been charged to the profit and loss account as a non-recurring charge in Q4 2004, and a prospective element amounting to $4.7 million (£2.4 million), which has been accounted for as a prepayment at 31 December 2004.

Research and development expenses were £13.0 million in the fourth quarter of 2004, representing 31% of revenues. This compares to £13.0 million or 33% of revenues in Q3 2004. Sales and marketing costs for the fourth quarter were £6.3 million or 15% of revenues compared to £6.0 million or 15% of revenues in the third quarter of 2004. General and administration expenses in Q4 2004 were £11.3 million, including a non-recurring charge of £4.5 million in respect of a technology licensing agreement. Excluding this non-recurring charge, general and administration expenses in the quarter were £6.8 million or 16% of revenues compared to £6.2 million or 16% of revenues, in the third quarter of 2004.

Operating margins
The operating margin in Q4 was 8.2% compared to 3.5% in Q4 2003. The operating margin, excluding non-recurring and acquisition-related charges of £8.2 million, was 28.0% (6.1) compared to 30.0% (6.2) in Q3 2004, before acquisition-related charges of £0.4 million, and 22.4% (6.3), before non-recurring and acquisition-related charges of £6.4 million, in Q4 2003.

Interest receivable
Interest receivable in the fourth quarter was £1.9 million, the same level as in Q3, with the benefit of higher average cash balances being offset by the impact of monies being invested for shorter periods in anticipation of the payment of the cash consideration for the acquisition of Artisan at the end of the quarter.

Earnings and taxation
Income before income tax for the fourth quarter of 2004 was £5.3 million compared to £2.5 million in Q4 2003. Income before income tax, excluding non-recurring and acquisition-related charges of £8.2 million, was £13.5 million or 33% of revenues compared to £13.7 million, excluding £0.4 million of acquisition-related charges, or 35% of revenues in the third quarter of 2004, and £8.9 million, before non-recurring and acquisition-related charges of £6.4 million, or 26% of revenues in Q4 2003.

Fourth quarter fully diluted earnings per share prepared under US GAAP were 0.4 pence (2.4 cents per ADS****) compared to a loss per share of 0.04 pence (loss of 0.2 cents per ADS****) in Q4 2003. Earnings per fully diluted share in Q4 2004, before non-recurring and acquisition-related charges of £8.2 million, were 1.2 pence(6.6) (6.8 cents per ADS****) (Q3 2004: 1.0 pence (6.7) and 5.2 cents) compared to 0.6 pence(6.8) (3.1 cents per ADS****), before non-recurring and acquisition-related charges of £6.4 million, in Q4 2003

Cash flow
Net cash generation*** in the quarter, before cash costs of £126.2 million related to the acquisition of Artisan, was £10.1 million(6.5) . The consolidated cash, cash equivalents, short-term investments and long-term marketable securities balance was £142.8 million(6.4) at 31 December 2004. Further fees and expenses related to the acquisition of Artisan of approximately £14 million are expected to be paid subsequent to 31 December 2004 giving an adjusted opening cash, cash equivalents, short-term investments and long-term marketable securities balance of the enlarged group of £128.8 million (equivalent to $247 million at year end exchange rates) at the start of 2005.

Twelve months ended 31 December 2004

Revenues
Total revenues for the twelve months ended 31 December 2004 amounted to £152.9 million, an increase of 19% over total revenues of £128.1 million in the twelve months ended 31 December 2003. The actual average dollar exchange rate in 2004 was $1.83 (with an effective average exchange rate for ARM of $1.78) compared to $1.64 in 2003. This has had the effect of reducing total reported revenues by approximately £13.2 million.

Licensing revenues in 2004 were £59.4 million, being 39% of total revenues, compared to £50.8 million or 40% of total revenues in 2003. Royalty revenues in 2004 were £59.7 million, representing 39% of total revenues, compared to £44.3 million or 34% of total revenues in 2003. Sales of development systems in 2004 were £19.7 million, being 13% of total revenues, compared to £17.9 million or 14% of total revenues in 2003. Service revenues, which include consulting services and revenues from support, maintenance and training, were £14.2 million in 2004, representing 9% of total revenues, compared to £15.1 million or 12% of total revenues in 2003.

Gross margins
Gross margins for the twelve months to 31 December 2004 were 92.3% compared to 91.4% in 2003.

Operating expenses
Total operating expenses in the twelve months to 31 December 2004 were £109.6 million compared to £99.8 million in 2003. Operating expenses in 2004 include total non-recurring and acquisition-related charges of £8.7 million, being £3.6 million for the write-off of in-process research and development costs on the acquisitions of Artisan and Axys, £0.6 million related to the amortisation of intangible assets arising on acquisitions and £4.5 million in respect of a technology license agreement. Excluding non-recurring and acquisition-related charges, total operating expenses in 2004 were £100.9 million.

Research and development expenses were £50.1 million in 2004, representing 33% of revenues. This compares to £48.1 million or 38% of revenues in 2003. Sales and marketing costs in 2004 were £23.9 million or 16% of revenues compared to £23.0 million or 18% of revenues in 2003. General and administration expenses in 2004 were £31.3 million, including a non-recurring charge of £4.5 million in respect of a technology licensing agreement. Excluding this non-recurring charge, general and administration expenses in 2004 were £26.8 million or 18% of revenues compared to £22.3 million or 17% of revenues, before a non-recurring charge of £6.4 million, in 2003.

Operating margins
The operating margin in 2004 was 20.6% compared to 13.5% in 2003. The operating margin in 2004, excluding non-recurring and acquisition-related charges of £8.7 million, was 26.3% (6.11) compared to 18.5% (6.12), before non-recurring and acquisition-related charges of £6.4 million, in 2003.

Interest receivable
Interest receivable was £6.9 million for the twelve months to 31 December 2004 compared to £4.8 million in 2003, reflecting the benefit of higher average cash balances and higher interest rates in 2004.

Earnings and taxation
Income before income tax in 2004 was £38.5 million compared to £22.0 million in 2003. Income before income tax in 2004, excluding non-recurring and acquisition-related charges of £8.7 million, was £47.2 million or 31% of revenues compared to £28.4 million, before non-recurring and acquisition-related charges of £6.4 million, or 22% of revenues in 2003.

The group’s taxation rate under US GAAP in 2004 was 27.2% compared to 40.7% in 2003. The reduction is due primarily to the lower level of disallowable items and increased availability of research and development tax credits in the UK in 2004 compared to 2003. The group’s taxation rate under UK GAAP in 2004 is 24.1%, reduced from 34.3% in 2003. The difference in the group’s tax rate under US and UK GAAP arises primarily from tax deductions arising on the exercise of employee share options being included in the tax charge under UK GAAP but being recorded as an increase in shareholders’ funds under US GAAP.

Fully diluted earnings per share prepared under US GAAP in 2004 were 2.7 pence (15.4 cents per ADS****) compared to 1.3 pence (6.8 cents per ADS****) in 2003. Earnings per fully diluted share in 2004, before non-recurring and acquisition-related charges of £8.7 million, were 3.5 pence(6.9) (20.1 cents per ADS****) compared to 1.9 pence (6.10) (10.1 cents per ADS****), before non-recurring and acquisition-related charges of £6.4 million, in 2003.

Balance sheet and cash flow
Intangible assets at 31 December 2004 were £414.3 million compared to £10.1 million at 31 December 2003, comprising goodwill of £339.7 million and other intangible assets of £74.6 million. Goodwill is no longer amortised under US GAAP but is subject to impairment on at least an annual basis. The other intangible assets will be amortised through the profit and loss account over a weighted average period of 5 years. Goodwill and intangible assets arising on the acquisition of Artisan amounted to £330.7 million and £70.1 million respectively.

Accounts receivable at 31 December 2004 were £34.3 million, including £14.0 million relating to Artisan, compared to £20.6 million at 30 September 2004 and £17.3 million at 31 December 2003. The allowance against receivables was £1.5 million at 31 December 2004. Deferred revenues were £21.4 million at 31 December 2004, including £7.3 million relating to Artisan, compared to £12.6 million at the end of Q3 2004 and £11.1 million at the end of 2003.

The consolidated cash, cash equivalents, short-term investments and long-term marketable securities balance was £142.8 million(6.4) at 31 December 2004 compared to £159.8 million(6.13) at 31 December 2003. In 2004, £122.3 million was paid as the cash element of the consideration for the acquisition of Artisan, £3.9 million of fees and expenses were paid in respect of the acquisition of Artisan prior to 31 December 2004 and net cash, cash equivalents, short-term investments and long-term marketable securities amounting to £82.6 million were acquired on completion of the Artisan transaction. A further £14 million of fees and expenses related to the Artisan transaction are expected to be paid subsequent to 31 December 2004.

Reconciliation of US and UK GAAP
Profit for the year to 31 December 2004 under US GAAP is £28.0 million compared to £32.0 million when measured under UK GAAP. The difference arises primarily as a result of in-process research and development costs of £3.6 million arising on acquisition being written off under US GAAP but not under UK GAAP.

A detailed reconciliation of profit for the year and shareholders’ funds at 31 December 2004 between US and UK GAAP is set out below.

Dividend
The directors recommend payment of a final dividend in respect of 2004 of 0.42 pence per share, which taken together with the interim dividend of 0.28 pence per share paid in October 2004, gives a total dividend in respect of 2004 of 0.7 pence per share, an increase of 17% over 0.6 pence per share in 2003. Subject to shareholder approval, the final dividend will be paid on 6 May 2005 to shareholders on the register on 1 April 2005.

CONTACTS:
Sarah Marsland/James Melville-Ross/Juliet Clarke	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 20 7831 3113	+44 (0)1223 400 432

ARM Holdings plc
Fourth Quarter and Annual Results – US GAAP

	Quarter ended 31 December 2004 Unaudited	Quarter ended 31 December 2003 Unaudited	Year ended 31 December 2004 Unaudited	Year ended 31 December 2003 Audited	Year ended 31 December 2004(1) Unaudited

	£'000	£'000	£'000	£'000	$'000
Revenues
Product revenues	38,150	29,697	138,732	112,958	266,365
Service revenues	3,385	4,255	14,165	15,112	27,197

Total revenues	41,535	33,952	152,897	128,070	293,562

Cost of revenues
Product costs	(2,558)	(2,082)	(6,735)	(6,171)	(12,931)
Service costs	(1,168)	(1,098)	(5,064)	(4,851)	(9,723)

Total cost of revenues	(3,726)	(3,180)	(11,799)	(11,022)	(22,654)

Gross profit	37,809	30,772	141,098	117,048	270,908

Research and development	(13,030)	(11,395)	(50,133)	(48,131)	(96,255)
Sales and marketing	(6,342)	(6,046)	(23,935)	(22,960)	(45,955)
General and administration	(11,308)	(12,132)	(31,331)	(28,652)	(60,156)
In-process research and development	(3,256)	-	(3,612)	-	(6,935)
Amortization of intangibles
purchased through business
combination	(456)	(25)	(576)	(42)	(1,106)

Total operating expenses	(34,392)	(29,598)	(109,587)	(99,785)	(210,407)

Income from operations	3,417	1,174	31,511	17,263	60,501
Interest	1,917	1,339	6,944	4,801	13,333
Minority interest	-	-	-	(105)	-

Income before income tax	5,334	2,513	38,455	21,959	73,834
Provision for income taxes	(825)	(2,944)	(10,478)	(8,943)	(20,118)

Net income / (loss)	4,509	(431)	27,977	13,016	53,716

Net income / (loss)	4,509	(431)	27,977	13,016	53,716
Other comprehensive income
Foreign currency adjustments	(183)	(1,331)	(421)	(1,425)	(808)
Unrealized holding gain / (loss) on
available-for-sale securities, net of tax	1,954	(909)	4,196	1,979	8,056

Total comprehensive income / (loss)	6,280	(2,671)	31,752	13,570	60,964

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,071,645	1,042,674	1,049,768	1,033,307
Earnings / (loss) per share – pence	0.4	(0.0)	2.7	1.3
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	357,215	347,558	349,923	344,436
Earnings / (loss) per ADS – cents	2.4	(0.2)	15.4	6.8

(1) US dollar amounts have been translated from sterling at the 31 December 2004 closing rate of $1.92=£1 (see note 1)

ARM Holdings plc
Consolidated balance sheet-US GAAP

	31 December 2004 Unaudited	31 December 2003 Audited	31 December 2004(1) Unaudited

	£’000	£’000	$’000
Assets
Current assets:
Cash and cash equivalents	110,561	130,722	212,277
Short-term investments and marketable securities	26,818	29,064	51,491
Accounts receivable, net of allowance of
£1,451,000 in 2004 and £1,115,000 in 2003	34,347	17,320	65,946
Inventory: finished goods	897	931	1,722
Prepaid expenses and other assets	16,001	8,924	30,722

Total current assets	188,624	186,961	362,158

Long-term marketable securities	5,438	-	10,441
Deferred income taxes	18,755	3,139	36,009
Property and equipment, net	14,117	16,583	27,105
Goodwill	339,717	4,352	652,257
Other intangible assets	74,578	5,716	143,190
Investments	12,235	6,246	23,491

Total assets	653,464	222,997	1,254,651

Liabilities and shareholders’ equity
Accounts payable	4,110	2,691	7,891
Income taxes payable	6,345	3,140	12,182
Personnel taxes	1,123	1,047	2,156
Accrued liabilities (see note 2)	37,901	16,912	72,770
Deferred revenue	21,355	11,132	41,002

Total current liabilities	70,834	34,922	136,001

Accrued liabilities	1,732	-	3,326
Deferred income taxes	28,571	-	54,856

Total liabilities	101,137	34,922	194,183

Shareholders’ equity
Ordinary shares	675	512	1,296
Additional paid in capital	414,133	63,321	795,135
Deferred compensation	(12,083)	(2,499)	(23,199)
Treasury stock, at cost	(7,485)	(7,569)	(14,371)
Retained earnings	153,421	134,419	294,568
Other comprehensive income:
Unrealized holding gain on available-for-sale
securities, net of tax	6,175	1,979	11,856
Cumulative translation adjustment	(2,509)	(2,088)	(4,817)

Total shareholders’ equity	552,327	188,075	1,060,468

Total liabilities and shareholders’ equity	653,464	222,997	1,254,651

(1) US dollar amounts have been translated from sterling at the 31 December 2004 closing rate of $1.92=£1 (see note 1)

ARM Holdings plc
Results for the Year Ended 31 December 2004 – UK GAAP

Consolidated profit and loss account
	Year ended	Year ended
	31 December 2004	31 December 2003
	Unaudited	Audited

	£’000	£’000
Turnover	152,897	128,070
Cost of sales	(11,799)	(11,022)

Gross profit	141,098	117,048
Operating expenses:
Research and development	(50,133)	(48,131)
Sales and marketing	(23,899)	(23,007)
Administrative expenses	(31,845)	(27,471)

Total operating expenses	(105,877)	(98,609)

Operating profit	35,221	18,439
Interest receivable, net	6,944	4,801

Profit on ordinary activities before taxation	42,165	23,240
Tax on profit on ordinary activities	(10,153)	(7,977)

Profit on ordinary activities after taxation	32,012	15,263
Minority interest	-	(105)

Profit for the year	32,012	15,158
Dividends paid and proposed	(8,542)	(6,106)

Retained profit for the year	23,470	9,052

Basic earnings per share (pence)	3.1	1.5
Fully diluted earnings per share (pence)	3.1	1.5

All activities relate to continuing activities. The acquisition of Artisan Components Inc. was completed on 23 December 2004, and, since trading results between 24 December 2004 and 31 December 2004 are not material, no separate disclosure has been made. In August 2004, the Group acquired Axys Design Automation Inc. The post-acquisition results of Axys are not material and so have not been separately disclosed on the face of the profit and loss account.

Consolidated balance sheet	31 December	31 December
	2004	2003
	Unaudited	Audited

	£’000	£’000
Intangible fixed assets (see note 3)	461,709	7,547
Tangible fixed assets	14,117	16,583
Investments	10,751	4,759

	486,577	28,889

Stocks	897	931
Debtors (including £6,385,000 long-term deferred
tax asset)	71,627	29,829
Short-term investments	59,186	129,663
Cash at bank and in hand	78,193	30,123

	209,903	190,546
Creditors: amounts falling due within 1 year	(76,193)	(38,937)

Net current assets	133,710	151,609

Total assets less current liabilities	620,287	180,498
Creditors: amounts falling due after 1 year	(1,732)	-
Provisions for liabilities and charges	(27)	(63)

Net assets	618,528	180,435

Equity shareholders’ funds (see note 4)	618,528	180,435

Consolidated cash flow statement	Year ended	Year ended
	31 December 2004	31 December 2003
	Unaudited	Audited

	£’000	£’000
Net cash inflow from operating activities	50,753	43,740
Returns on investments and servicing of finance	7,233	4,930
Taxation	(11,601)	(9,925)
Capital expenditure and financial investment	(5,422)	(4,821)
Acquisitions	(88,317)	(3,390)
Equity dividends paid	(8,975)	-
Management of liquid resources	102,965	(3,650)
Financing	1,313	255

Increase in cash	47,949	27,139

Notes to the Financial Statements

(1) Basis of preparation – reporting currency
The Group prepares and reports its financial statements in UK sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 31 December 2004 of $1.92=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

(2) Accrued liabilities – US GAAP
Accrued liabilities under US GAAP of £37.9 million (2003: £16.9 million) includes: £13.8 million (2003: £nil) for acquisition-related expenses; £nil (2003: £6.4 million) for the Herodion settlement; and £2.8 million (2003: £2.1 million) for the FAS 133 accrual.

(3) Summary intangible fixed asset note – UK GAAP
	Goodwill	Other intangibles	Total
	£’000	£’000	£’000
Net book value at 1 January 2004	2,091	5,456	7,547
Acquisition of Artisan and Axys	459,164	-	459,164
Other additions	-	160	160
Amortisation in the year	(2,103)	(2,621)	(4,724)
Exchange differences	(438)	-	(438)

Net book value at 31 December 2004	458,714	2,995	461,709

(4) Summary reserve note and reconciliation of shareholders’ funds – UK GAAP

	Share capital	Share premium account	Merger reserve	Foreign exchange reserve	Other reserve	Profit and loss account	Equity shareholders’ funds
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 January 2004	512	81,137	-	(2,088)	-	100,874	180,435
Exercise of share options	1	1,310	-	-	-	-	1,311
Acquisition of Artisan	162	-	351,579	-	61,474	-	413,215
Shares allocated to satisfy SAYE exercises	-	-	-	-	-	12	12
Credit in respect of employee share awards	-	-	-	-	-	495	495
Exchange differences on consolidation	-	-	-	(410)	-	-	(410)
Retained profit for the year	-	-	-	-	-	23,470	23,470

At 31 December 2004	675	82,447	351,579	(2,498)	61,474	124,851	618,528

(5) Summary of significant differences between UK Generally Accepted Accounting Principles (“UK GAAP”) and United States Generally Accepted Accounting Principles (“US GAAP”)

The principal differences between the Group’s accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below.

Goodwill Under UK GAAP, goodwill is amortised on a straight-line basis over an estimate of the time that the Group is expected to benefit from it. This was also the Group’s accounting policy under US GAAP prior to 1 January 2002, on which date, following the provisions of SFAS 142 (‘Goodwill and other Intangible Assets’), the carrying value of goodwill was frozen and became subject to annual impairment reviews. No write-offs of goodwill have arisen as a result of the Group’s initial or annual impairment reviews.

Amortisation of intangibles Under UK GAAP, intangible assets purchased as part of a business combination are included within the goodwill balance unless the asset can be identified and sold separately without disposing of the business as a whole. Under US GAAP, such intangible assets may meet the criteria set out in SFAS 142 for categorisation as intangible assets other than goodwill and are amortised over their useful economic lives. A deferred tax liability arises on the intangible assets, and is credited to the profit and loss account proportionately to the amortisation of the related intangible assets. Under US GAAP, payments made to purchase intangible assets that are still in development are charged directly to the profit and loss account. Thus differences arise in the amounts of goodwill recognised, the associated amortisation charge and the associated deferred tax liability and income statement credit.

Valuation of consideration on business combination Under both US and UK GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination, which are then used in the goodwill calculation. Under UK GAAP, any equity issued is valued at the fair value as of the date of completion, whilst under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced. For options, under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, whilst under UK GAAP the fair value only includes those that have vested, together with a pro-rata value for partially vested options. Furthermore, where there is contingent consideration for an acquisition, under UK GAAP this is recognised as part of the purchase consideration if the contingent conditions are expected to be satisfied, whilst under US GAAP it is only recognised if the conditions have actually been met.

Deferred stock-based compensation Under US GAAP, the intrinsic value of unvested stock options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds and as a reduction in goodwill. This amount is charged to the profit and loss account over the vesting period of the share options in accordance with FIN 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”. Under UK GAAP, no such adjustment to goodwill and shareholders’ funds is made on acquisition. Although the same charge as under US GAAP is subsequently made to the profit and loss account, it is written back through reserves rather than offset against goodwill.

Fair values of assets and liabilities acquired The conventions under which the fair value of assets acquired and liabilities assumed in a purchase business combination is determined differ between UK and US GAAP, for example, in relation to the valuation of deferred revenue and related costs. In addition, US GAAP permits, in accordance with EIF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”, the recognition in the acquired company’s opening balance sheet of a provision for costs to exit an activity of an acquired company. UK GAAP does not permit the recognition of such liabilities where they result from the acquirer’s intentions or future actions.

Marketable securities Under US GAAP, investments in available-for-sale securities are marked-to-market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in other comprehensive income. Where an impairment is considered to be other than temporary, the security is written down to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under UK GAAP, the Group’s accounting policy is to carry such investments at cost less any provisions for impairment.

Long Term Incentive Plan (“LTIP”) Under UK GAAP, the fair value of the shares awarded under the LTIP is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not met, the compensation cost is adjusted in line with this. Under US GAAP, the Group follows variable plan accounting for these grants, measuring compensation expense as the difference between the exercise price and the fair market value of the shares at each period end over the vesting period of the options. Increases in fair market value of the shares result in a charge and decreases in fair market value of the shares result in a credit, subject to the cumulative amount previously expensed.

Save As You Earn (‘SAYE’) plans Under UK GAAP, the Group has utilised the exemption provided by UITF 17 (‘Employee Share Schemes’) not to recognise any compensation charge in respect of options granted under SAYE plans. Under US GAAP, the Group follows the requirements of EITF 00-23, which does not permit such an exemption in respect of plans where the savings period is in excess of 27 months, as is the case with the Group’s Inland Revenue approved UK SAYE plans. EITF 00-23 applies only to new offers made since 24 January 2002. The compensation charge made under US GAAP is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. In addition, certain options attract a charge under variable plan accounting under US GAAP.

Employer taxes on share options Under UK GAAP, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP such taxes are accounted for when the options are exercised.

Tax on UK and US share options In the US, the Group is entitled to a tax deduction for the amount treated as compensation under US tax rules for certain employee share options, which have been exercised during the year. Similarly, in the UK, the Group is entitled to a tax deduction for the profit made by employees on certain options that have been exercised during the year. In both cases, the amount is equivalent to the difference between the option exercise price and the fair market value of the shares on the date of exercise. Under UK GAAP the tax benefit arising from this deduction is included in the tax charge in the profit and loss account whilst under US GAAP, the tax benefit is recorded as an increase in shareholders’ funds.

Embedded derivatives Under US GAAP, where the Group enters into sales contracts denominated in a currency that is neither the functional currency of the Group nor the functional currency of the customer and where there are uninvoiced amounts on such contracts, such derivatives are carried at fair value. The resulting gain or loss is recognised in the income statement. Embedded derivatives are not revalued to fair value under UK GAAP.

Cash Under UK GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents. Deposits with a maturity at inception of between three months and one year are shown as short-term investments.

Dividends payable Under UK GAAP, dividends declared after the period end are recorded in the period to which they relate. Under US GAAP, they are recorded in the period in which they are declared.

UK/US GAAP Reconciliations – profit and loss account
	Year ended	Year ended
	31 December 2004	31 December 2003
	Unaudited	Audited

	£’000	£’000
Profit for the financial period as reported under UK GAAP	32,012	15,158
Adjustments for:
Employer’s taxes on share options	(36)	47
Compensation charge in respect of SAYE options	(341)	(310)
Compensation charge in respect of LTIP	(124)	(91)
Write-back of goodwill amortisation	2,103	1,299
Amortisation of intangibles	(576)	(42)
Write-off of in-process research and development	(3,612)	-
Deferred tax on intangibles	190	-
Embedded derivatives	(732)	(1,141)
Tax on UK and US employee share options	(515)	(966)
Impairment of marketable security	(392)	(938)

Net income as reported under US GAAP	27,977	13,016

UK/US GAAP Reconciliations - balance sheet	31 December	31 December
	2004	2003
	Unaudited	Audited

	£’000	£’000
Shareholders’ funds as reported under UK GAAP	618,528	180,435
Adjustments for:
Employer’s taxes on share options	27	63
Cumulative difference on amortisation of goodwill	4,816	2,713
Cumulative difference on amortisation of intangibles	(618)	(42)
Cumulative write-off of in-process research and development	(3,762)	(150)
Deferred tax on intangibles	190	-
Embedded derivatives	(2,823)	(2,091)
Valuation of equity consideration on acquisition	(82,435)	-
Valuation of option consideration on acquisition	17,476	-
Deferred compensation on acquisition	(9,579)	-
Unrealised gain on marketable securities	4,845	1,041
Dividends payable	5,673	6,106
Foreign exchange on revaluation of intangibles	(11)	-

Shareholders' equity as reported under US GAAP	552,327	188,075

Goodwill as reported under UK GAAP	458,714	2,091
Cumulative difference on amortisation of goodwill	4,816	2,713
Cumulative write-off of in-process research and development	(3,762)	(150)
Valuation of equity consideration on acquisition	(82,435)	-
Valuation of option consideration on acquisition	17,476	-
Deferred compensation on acquisition	(9,579)	-
Separately identifiable intangibles (net of deferred tax)	(43,504)	(302)
De-recognition of contingent consideration	(1,665)	-
Fair value of deferred revenue and costs	(499)	-
Exchange differences	155	-

Goodwill as reported under US GAAP	339,717	4,352

Cash as reported under UK GAAP	78,193	30,123
Adjustment for short-term investments treated as cash equivalents
under US GAAP	32,368	100,599

Cash and cash equivalents as reported under US GAAP	110,561	130,722

Short-term investments as reported under UK GAAP	59,186	129,663
Adjustment for short-term investments treated as cash equivalents
under US GAAP	(32,368)	(100,599)

Short-term investments as reported under US GAAP	26,818	29,064

(6) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude one-off non-recurring charges and acquisition-related charges. All figures in £000.

	(6.1)	(6.2)	(6.3)	(6.11)	(6.12)
	Q4 2004	Q3 2004	Q4 2003	2004	2003
Income from operations	3,417	11,405	1,174	31,511	17,263
Non-recurring charge – technology license agreement	4,510	-	-	4,510	-
Non-recurring charge – Herodion provision	-	-	6,400	-	6,400
Acquisition-related charge – in-process research and development	3,256	356	-	3,612	42
Acquisition-related charge – amortisation of intangibles	456	70	25	576	42

Pro forma income from operations	11,639	11,831	7,599	40,209	23,705

As % of revenue	28.0%	30.0%	22.4%	26.3%	18.5%

	(6.4)		(6.13)
	31 December	30 September	31 December
	2004	2004	2003
Cash and cash equivalents	110,561	137,491	130,722
Short-term investments and marketable securities	26,818	37,059	29,064
Long-term marketable securities	5,438	-	-

Pro forma cash	142,817	174,550	159,786

(6.5)
Q4 2004
Pro forma cash at 31 December 2004 (as above)	142,817
Less: Pro forma cash at 30 September 2004 (as above)	(174,550)
Less: Cash, cash equivalents and marketable securities
of Artisan at 31 December 2004	(84,371)
Add back: Acquisition costs for Artisan	126,162

Pro forma net cash generation	10,058

	(6.6)		(6.7)		(6.8)		(6.9)		(6.10)
	Q4 2004		Q3 2004		Q4 2003		2004		2003
Net income / (loss)	4,509		9,533		(431)		27,977		13,016
Non-recurring charge – technology license agreement	4,510		-		-		4,510		-
Non-recurring charge – Herodion provision	-		-		6,400		-		6,400
Acquisition-related charge – in-process research and development	3,256		356		-		3,612		-
Acquisition-related charge – amortisation of intangibles	456		70		25		576		42

Pro forma net income	12,731		9,959		5,994		36,675		19,458

Dilutive shares (‘000)	1,071,645		1,039,329		1,042,674		1,049,768		1,033,307
Pro forma diluted EPS	1.2	p	1.0	p	0.6	p	3.5	p	1.9	p

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2003 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ARM, Jazelle and RealView are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ, ARM7, ARM9, ARM926EJ, ARM922T, ARM11, TrustZone and OptimoDE are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH; ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV.; and ARM Embedded Solutions Pvt. Ltd.